UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34827 / February 7, 2023

_____

In the Matter of   :
                                                                    :
RBB FUND TRUST   :
ELEMENT ETFS, LLC   :
                                                                    :
615 East Michigan Street   :
Milwaukee, Wisconsin 53202   :
                                                                    :
(812-15402)   :
                                                                    :
_____ :

ORDER UNDER SECTIONS 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 15(a), OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

RBB Fund Trust and Element ETFs, LLC, filed an application on November 2, 2022 and
amended the application on December 16, 2022, requesting an order under section 6(c) of the
Investment Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act
and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order permits
Applicants to enter into and materially amend subadvisory agreements with subadvisers without
shareholder approval and would grant relief from certain disclosure requirements.

On January 12, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34804). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by RBB Fund Trust and Element ETFs, LLC (File No. 812-15402) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary